Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Profit Sharing Trust Committee
NVR, Inc. and Affiliated Companies:
We consent to the incorporation by reference in the registration statements (No. 333-29241and 333-82756) on Form S-8 of NVR, Inc. of our report dated June 30, 2008, with respect to the statements of net assets available for benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007 and related supplemental schedules, Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2007, and Schedule H, line 4j-schedule of reportable transactions for the year ended December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies.

/s/ KPMG LLP
KPMG LLP
McLean, VA
June 30, 2008